

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 3, 2010

Via Fax & U.S. Mail

Mr. Charles Sonsteby
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

      Re: Brinker International, Inc.
              Form 10-K for the year ended June 24, 2009
              File No. 001-10275

Dear Mr. Sonsteby:

      We have completed our review of your filing and have no further comments at this time.

                      Sincerely,

                      David R. Humphrey
                      Branch Chief